ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 22 54 44 11

Date: 19.10.07

ORK – Annual General Meeting 2008

Orkla's Annual General meeting will be held 24 April 2008.